

UNIT



06006652

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 08707

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/05___AND ENDING___12/31/05___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DORN & CO., INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___216 EAST WASHINGTON___
                                    (No. and Street)

___FERGUS FALLS___   ___MN___   ___56538-0748___
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 LARRY DORN   1-218-739-5236
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___NESS, WALLER, PEARSON & CO., LTD___
                    (Name – if individual, state last, first, middle name)

___510 22nd AVENUE EAST SUITE 501___   ___ALEXANDRIA___   ___MN___   ___56308___
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JUN 08 2006

**THOMSON
FINANCIAL**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____RUSSELL (LARRY) DORN_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____DORN & CO., INC._____ , as

of _____DECEMBER 31_____, 2005____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____

_____
Signature

_____President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

EASTON PLACE
510 22ND AVE E • SUITE 501
ALEXANDRIA, MINNESOTA 56308

TELEPHONE: (320) 763-6568
FAX: (320) 763-6297

CERTIFIED PUBLIC ACCOUNTANTS

H. DAN NESS. C.P.A. RETIRED
STEPHEN I. WALLER, C.P.A. RETIRED

LAWRENCE F. PEARSON, C.P.A.
JAMES J. MEGEL, C.P.A.
DENNIS L. SCHMIDT, C.P.A.

RICHARD A. VOLKER, C.P.A.
CAROL L. THALMAN, C.P.A.
NICOLE L. KLIMEK, C.P.A.
DONNA R. ALLISON, C.P.A.
PATRICIA L. PETERSON, C.P.A.

January 17, 2005

Mr. Larry Dorn
Dorn & Co., Inc.
Fergus Falls, MN 56357

Re: Anti-Money Laundering Compliance

In accordance with the PATRIOT Act and NASD Rule 3011 we have tested compliance with the Act and policies and procedures established by Dorn & Co., Inc., as of January 17, 2006. It appears procedures for anti-money laundering established by the Company are appropriate. Dorn & Co., Inc. has complied with the policies and procedures.

This report on compliance with anti-money laundering rules is not designed and cannot be relied as compliance with overall internal controls of the Company. This report is intended solely for the information and use of management and is not intended to be and should not be used by anyone other than this specified party.

NESS, WALLER, PEARSON & CO., LTD.

Ness, Waller, Pearson ; Co., Ltd

G:\WP6\2005 Jan thru Dec\45630 AML Letter.wpd

NESS WALLER PEARSON
&
CO., LTD.

EASTON PLACE
510 22ND AVE E • SUITE 501
ALEXANDRIA, MINNESOTA 56308

TELEPHONE: (320) 763-6568
FAX: (320) 763-6297

CERTIFIED PUBLIC ACCOUNTANTS

H. DAN NESS. C.P.A. RETIRED
STEPHEN I. WALLER, C.P.A. RETIRED

LAWRENCE F. PEARSON, C.P.A.
JAMES J. MEGEL, C.P.A.
DENNIS L. SCHMIDT, C.P.A.

RICHARD A. VOLKER, C.P.A.
CAROL L. THALMAN, C.P.A.
NICOLE L. KLIMEK, C.P.A.
DONNA R. ALLISON. C.P.A.
PATRICIA L. PETERSON. C.P.A.

Board of Directors
Dorn & Co., Inc.
Fergus Falls, Minnesota

In planning and performing our audit of the financial statements of Dorn & Co., Inc. (the Company) as of and for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15(c)3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15(c)3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New, Waller, Pearson & Co., Ltd

January 17, 2006

DORN & CO., INC.

Fergus Falls, Minnesota

Report on Audit

Years Ended December 31, 2005 and 2004

NESS WALLER PEARSON
&
CO., LTD.

CERTIFIED PUBLIC ACCOUNTANTS
EASTON PLACE • 510 22ND AVE E • SUITE 501
ALEXANDRIA, MINNESOTA 56308

DORN & CO., INC.

Fergus Falls, Minnesota

Report on Audit

Years Ended December 31, 2005 and 2004

Ness, Waller, Pearson & Co., Ltd.

Alexandria, Minnesota

TABLE OF CONTENTS

FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

NESS WALLER PEARSON
&
CO., LTD.

CERTIFIED PUBLIC ACCOUNTANTS

EASTON PLACE
510 22ND AVE E • SUITE 501
ALEXANDRIA, MINNESOTA 56308

TELEPHONE: (320) 763-6568
FAX: (320) 763-6297

H. DAN NESS, C.P.A. RETIRED
STEPHEN I. WALLER, C.P.A. RETIRED

LAWRENCE F. PEARSON, C.P.A.
JAMES J. MEGEL, C.P.A.
DENNIS L. SCHMIDT, C.P.A.

RICHARD A. VOLKER, C.P.A.
CAROL L. THALMAN, C.P.A.
NICOLE L. KLIMEK, C.P.A.
DONNA R. ALLISON, C.P.A.
PATRICIA L. PETERSON, C.P.A.

INDEPENDENT AUDITORS' REPORT

Board of Directors
Dorn & Co., Inc.
Fergus Falls, Minnesota

We have audited the accompanying balance sheets of Dorn & Co., Inc., (a Minnesota corporation) as of December 31, 2005 and 2004, and the related statements of income, changes in retained earnings and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dorn & Co., Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 13 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ness, Waller, Pearson & Co., Ltd.

January 17, 2006

This page intentionally left blank.

DORN & CO., INC.
BALANCE SHEETS

| | December 31, | |
| | 2005 | 2004 |

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

	2005	2004
Accounts payable		
Dain trading payable	$ 209,409	
Line-of-credit payable	25,000	
Vendors - trade obligations	1,435	$ 1,136
Accrued payroll taxes	12,520	
Accrued expenses	28,782	9,880
Total Current Liabilities	$ 277,146	$ 11,016

STOCKHOLDER'S EQUITY

	2005	2004
Common stock		
Par value $10		
Authorized - 25,000 shares		
Issued and Outstanding -- 6,000 shares	$ 60,000	$ 60,000
Retained earnings	509,964	527,724
Total Stockholder's Equity	$ 569,964	$ 587,724
	$ 847,110	$ 598,740

See accompanying Notes to Financial Statements.

3

DORN & CO., INC.
STATEMENTS OF INCOME

	For the Years Ended December 31,	
	2005	2004
INCOME		
Gain on sale and holding of trading account securities	$ 170,567	$ 159,053
Commissions on security sales	33,699	35,103
Commissions and concessions on mutual funds	582,807	525,662
Annuity fees	13,063	8,497
Dividends and interest earned	13,608	18,400
Other income	7,588	508
Total Income	$ 821,332	$ 747,223
EXPENSES		
Salaries and commissions		
Executive	$ 175,000	$ 150,000
Registered representative	108,034	97,141
Office and clerical	151,575	147,616
Payroll taxes	27,837	27,156
Advertising	32,781	37,212
Bank service and clearing charges	41,392	38,354
Depreciation	17,333	17,073
Client expense/Expos	17,294	14,418
Utilities and building occupancy	18,251	21,939
Licenses, bonds and insurance	11,625	14,071
Memberships, books, dues and subscriptions	11,237	10,909
Office supplies and expense	12,710	22,504
Postage	6,763	5,800
Professional services	36,610	46,621
Rents	72,000	72,000
Travel and entertainment	8,019	7,320
Telephone	9,740	10,618
Employee benefits	6,719	5,484
Profit sharing trust contributions	72,978	49,652
Interest	894	41
Total Expenses	$ 838,792	$ 795,929
INCOME BEFORE PROVISIONS FOR INCOME TAXES	$ (17,460)	$ (48,706)
PROVISIONS FOR INCOME TAXES	$ 300	$ (2,000)
NET INCOME FOR YEAR	$ (17,760)	$ (46,706)

See accompanying Notes to Financial Statements.

DORN & CO., INC.
STATEMENTS OF CHANGES IN RETAINED EARNINGS

	December 31,	
	2005	2004
RETAINED EARNINGS - beginning of year	$527,724	$634,430
NET INCOME	(17,760)	(46,706)
DIVIDENDS PAID		(60,000)
RETAINED EARNINGS - end of year	$509,964	$527,724

See accompanying Notes to Financial Statements.

This page intentionally left blank.

DORN & CO., INC.
STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,	
	2005	2004
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		
Net income	$ (17,760)	$ (46,706)
Adjustments to Reconcile Net Income to Net Cash Provided (Used) by Operating Activities		
Depreciation	$ 17,333	$ 17,073
Changes in assets and liabilities		
(Increase) decrease in accounts receivable	(20,015)	(91,047)
(Increase) decrease in trading account	(10,471)	319,981
(Increase) decrease in prepaid expenses	549	(1,846)
Increase (decrease) in accounts payable	25,299	(167,047)
Increase (decrease) in payroll taxes	(4,834)	
Increase (decrease) in other liabilities	36,256	(42,267)
Total Adjustments	$ 44,117	$ 34,847
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$ 26,357	$ (11,859)
CASH AND CASH EQUIVALENTS		
Operating account	$ 20,183	$ (3,031)
Savings accounts		6,735
Total Cash and Cash Equivalents	$ 20,183	$ 3,704

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - The Company's business activities consist primarily of the purchase and sale of stocks, bonds and mutual funds on its own behalf and as broker or agent for others and the underwriting of certain securities issues. The Company has a Principal's license to operate principally in the states of Minnesota, North Dakota, and South Dakota. The Company is a registered insurance agent in the State of Minnesota. Records are maintained on the accrual basis whereby revenues are recognized as they are earned and expenses are reported as they are incurred. Security-related transactions are recorded on the basis of trade dates.

Securities Clearing - During 1999, Dorn & Co., Inc. completed the conversion from a self-clearing broker to becoming fully-disclosed through RBC Dain Correspondent Services (DCS), a division of RBC Dain Incorporated, a Minnesota corporation.

Securities Insurance - Securities held in custody by DCS (the company's clearing firm) are protected up to a total of $99,500,000 per account. Of this total, Securities Investor Protection Corporation (SIPC) provides $500,000, of which $100,000 may be in cash. The remaining $99,000,000 of coverage on securities only is provided by DCS through a commercial insurer. Investment Access and RBC Dain Retirement accounts are protected up to a total of $400,000,000. The account protection applies when a SIPC member firm fails financially and is unable to meet obligations to securities customers, but it does not protect against losses from the rise and fall in market value of investments.

Trading Securities - Trading securities are valued at quoted market values. Unrealized gains and losses are included in operations. Unrealized gains (losses) on trading account securities total $10,471 and $8,544 at December 31, 2005 and 2004. Inventory appreciation (depreciation) of $11,057 and $586 has been reflected in operations of the years ended December 31, 2005 and 2004, respectively.

Property and Equipment - Property and equipment is recorded at cost less accumulated depreciation to date. Depreciation is computed by the Accelerated Cost Recovery System (ACRS) method and the Modified Accelerated Recovery System (MACRS) method using estimated useful lives of 3 to 39 years.

The Company's investment in antique personal property is valued at cost. Market value is not available for these assets. No depreciation is provided since they are deemed to have retained their value.

Cash and Cash Equivalents - For purposes of the statement of cash flows the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash flows from purchase and sales of debt and equity securities carried in the trading account are classified as operating activities. Customer and broker accounts and short-term borrowings having original maturities of three months or less are reported net.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes - The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets will not be realized.

NOTE 2 - LINE OF CREDIT

The Company has an unsecured revolving line of credit with Bank of the West of Fergus Falls in the amount of $100,000. As of December 31, 2005, $25,000 was outstanding. The current interest rate on the loan was 7.75%.

NOTE 3 - INCOME TAX

Income tax expense (benefit) has been computed at the statutory rates applicable during the years. The components of taxes on income at December 31, 2005 are as follows:

	December 31,	
	2005	2004
Current:		
Federal		
State	$ 0	$ 300
Deferred tax expense (benefit)	(16,500)	(13,723)
Valuation allowance	16,500	11,423
Tax Provision	$ 0	$ (2,000)

As of December 31, 2005, the company had a federal state net operating loss carryforward, which may be applied to future taxable income of $110,715.

Net operating loss carryforwards expire as follows:

Tax Year	Amount
2015	$ 1,726
2016	4,703
2024	69,726
2025	33,991
	$110,146

At December 31, 2005, deferred tax assets recognized for deductible net operating loss carryforwards totaled $16,500. The deferred tax benefits have been offset in total by valuation allowances.

NOTE 4 - PROFIT SHARING TRUST FUND

The Company has adopted a non-contributory profit sharing plan covering all full-time employees with one or more years of service, to which it has been paying a cash amount approximating 15 percent of the eligible salaries of those employees who have fulfilled the length of service requirement. Contributions to the plan are discretionary and totaled $72,978 and $49,652 for 2005 and 2004.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered Broker-Dealer, Dorn & Co., Inc. is subject to the requirements of Rule 15(c)3-1 of the Securities Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a Broker-Dealer to have at all times sufficient liquid assets to cover its current indebtedness. Specifically, the rule requires a self-clearing broker to maintain a minimum of $250,000 in net capital, and prohibits a Broker-Dealer from permitting its aggregate indebtedness to exceed fifteen times its net capital as those terms are defined. Although Dorn & Co., Inc. is no longer self-clearing, it still has chosen to maintain a minimum net capital of $250,000 in order to act as a principal. At December 31, 2005, aggregate indebtedness and net capital were $277,146 and $318,487, respectively, a ratio of 0.87 to 1. At December 31, 2004, aggregate indebtedness and net capital were $11,017 and $354,596, respectively, a ratio of 0.03 to 1.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company maintains its offices in a building owned by its sole shareholder, and paid amounts of $72,000 each year for rent in 2005 and 2004. The building is leased on a month to month basis, and the Company pays all occupancy costs.

Corporate indebtedness at Bank of the West of Fergus Falls, is personally guaranteed by the Company's sole shareholder.

NOTE 7 - CREDIT RISK

Amounts on deposit in the corporation bank account frequently exceeded the $100,000 FDIC coverage for depositors. This results in a credit risk as defined by Financial Accounting Standards Board Opinion No. 105. Amounts on deposit with RBC Dain are covered by Securities Investor Protection Corporation (SIPC) as disclosed in Note 1, Securities Insurance.

Other financial instruments subject to off-balance-sheet credit risk include accounts receivable, and trading and investment securities. The Company does not require collateral or other security to support receivables. At December 31, 2005 and 2004, the Company had accounts receivable from broker/dealer open transactions of $26,155 and $27,699, respectively.

The value of trading and investment securities is based on market values of the specific issues and thus subject to market fluctuations.

NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS

For most financial instruments owned by the Company, including cash, accounts receivable and payable, and notes payable, the fair value approximates their carrying value because of their short-term nature or because their interest rates are equal to current market rates. Trading and investment securities are valued on the financial statements at current market values as of December 31, 2005 and 2004. Such market values represent a fair value of these financial instruments. It was not practical to estimate the fair value of investment in antique personal property because a limited market exists for their sale or resale.

SUPPLEMENTARY INFORMATION

DORN & CO., INC.
COMPUTATION OF NET CAPITAL / RECONCILIATION
DECEMBER 31, 2005

TOTAL STOCKHOLDERS' EQUITY - per balance sheet	$ 569,964
DEDUCTIONS	
Unallowable Assets	
Prepaid expenses	$ 4,059
Property and equipment - net of accumulated depreciation	178,087
Investment in antique personal property	33,042
Haircuts on Trading Account Securities	
Municipal bonds	36,289
Total Deductions	$ 251,477
NET CAPITAL	$ 318,487
TOTAL LIABILITIES - per balance sheet	$ 277,146
DEDUCTIONS	$ 0
AGGREGATE INDEBTEDNESS	$ 277,146
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.87 to 1

---

[1]The above computation of net capital was compared to the computation of net capital for the December 31, 2005 FOCUS filing and no material differences existed.

See Independent Auditor's Report

DORN & CO., INC.
TRADING AND INVESTMENT SECURITIES
DECEMBER 31, 2005

	Market Value	Cost
CORPORATE STOCKS		
None held		
MUNICIPAL BONDS		
Maple Grove, MN Health Care Bonds, 4.53%, $210,000 par value	$ 199,500	$ 196,643
Minneapolis, MN G.O. Bonds, 4.41%, $90,000 par value	89,113	88,200
Sauk Centre, MN G.O. Bonds, 4.5% $250,000 par value	250,412	243,125
CORPORATE BONDS		
None held		
	$ 539,025	$ 527,968

EMPLOYEES	Worker's compensation	Statutory
	Profit Sharing Blanket bond	100M
BUSINESS OWNER'S POLICY	Business liability	1,000M
	Medical expense	5M
	Tenant's fire, legal	50M
	Hired/non-owned autos	1,000M
	Building replacement	381,300
	Business personal property	102,600
	Valuable papers	10M
	Business interruption	12 months
	Outdoor signs	5M
STOCKBROKERS	Blanket bond (10M deductible)	300M
	Fidelity and deposit (5M deductible)	25M
	Audit expense coverage	25M
	Unauthorized signatures	25M
SECURITY BOND	North Dakota blue sky	25M
	Seaboard Security STAMP (5M deductible)	100M
MAIL	First Class mail/Certified mail/Overnight	
	Non-negotiable	5,000M
	Negotiable	5,000M

See Independent Auditors' Report.